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                         [AMPERSAND MEDICAL LETTERHEAD]



FOR IMMEDIATE RELEASE                              Ampersand Medical Corporation
                                                       Commission File No. 0-935

                                     MEDIA CONTACT: Gail Cowan (773.782.2430) or
                                                    Laura Roberts (847.853.4200)

                                  INVESTOR CONTACT: William Parke (312.558.8455)



                      AMPERSAND MEDICAL ANNOUNCES FORM S-4
                     REGISTRATION DECLARED EFFECTIVE BY SEC.
          AMPERSAND MEDICAL TO HOST AUGUST 28 INVESTOR CONFERENCE CALL

Ampersand Medical Corporation (OTC Bulletin Board: AMPM) announced today that the Securities and Exchange Commission had declared its Form S-4 registration statement, filed in connection with the proposed merger of AccuMed International, Inc. into a wholly owned subsidiary of the Company, effective on August 24, 2001. The Proxy Statement/Prospectus in the registration statement has been mailed to AccuMed stockholders.

Management will host an investor conference call on Tuesday, August 28, at 2:00 PM CDT. The dial in number for the call is (800) 210-5607. The Company has received numerous inquiries from stockholders and other interested parties as to the status of the transaction. On the call, Ampersand Chairman and Chief Executive Officer Peter Gormbrich and AccuMed Chairman and Chief Executive Officer Paul Lavallee will discuss the pending transaction and its implications for both companies. They will also respond to investor questions regarding the transaction.

This press release contains certain forward-looking statements within the meaning of the federal securities laws; these forward-looking statements are subject to various risks and uncertainties. The factors that could cause actual results to differ materially from the projections, forecasts, estimates and expectations discussed herein may include factors that are beyond the companies' ability to control or estimate precisely, such as the possibility that clinical trials will not substantiate the company's expectations with respect to the InPath System of products. These risk factors are detailed from time to time in the two companies' SEC reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of this date. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this transcript.

Ampersand has filed a registration statement, which contains a proxy statement/prospectus and other documents with the Securities and Exchange Commission. Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors and security holders can receive the joint proxy statement/prospectus and other documents free of charge at the SEC's web site, www.sec.gov, from Ampersand, 414 N. Orleans, Suite 510, Chicago, Il., 60610, telephone (312) 222-9550, attention Leonard Prange or Accumed, 920 N. Franklin Street, Suite 402, Chicago, Il. 60610 (312) 642-9200, attention Paul Lavallee.

THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES FOR SALE.
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Ampersand Medical Investor Conference Call/Add One

ABOUT AMPERSAND MEDICAL

          Ampersand Medical Corporation develops cost-effective, point-of-care screening systems to assist in the early detection of cervical, gastrointestinal and other cancers. The InPath(TM) System is being developed to provide medical practitioners with a highly accurate, low-cost, point-of-care cervical cancer screening system. Ampersand's InPath(TM) System, based on the use of bio-molecular markers and fluorescence, is considered a revolutionary approach to cervical cancer screening. Data based on initial studies show accuracy equal to, and in most cases better than, conventional Pap tests. In addition, the new screening system is less expensive than a conventional Pap. Other products include AIM 2000, an automated system facilitating the analysis of medical samples and SAMBA(TM) Virtual Laboratory software used for medical image processing, database and multimedia case management, telepathology and teleradiology.